Exhibit 23.1

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM’S CONSENT

We consent to the inclusion in this Registration Statement of Fintech Ecosystem Development Corp. on Amendment No. 1 to Form S-4 (File No. 333-274811) of our report dated April 20, 2023, which includes an explanatory paragraph as to the ability of Fintech Ecosystem Development Corp. to continue as a going concern, with respect to our audits of the consolidated financial statements of Fintech Ecosystem Development Corp. as of December 31, 2022 and 2021, for the year ended December 31, 2022 and for the period from March 5, 2021 (inception) through December 31, 2021, which report appears in the Prospectus, which is part of this Registration Statement. We also consent to the reference to our Firm under the heading “Experts” in such Prospectus.

/s/ Marcum LLP

Marcum LLP

Boston, MA

November 13, 2023